GS AGRIFUELS CORPORATION
                           One Penn Plaza, Suite 1612
                               New York, NY 10019
                                  212-994-5374

December 6, 2007

Securities and Exchange Commission
100 F Street, N.E
Washington, DC 20549

          Re:  GS AgriFuels Corporation
               Registration Statement on Form S-4 (File No. 333-144259)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, GS AgriFuels Corporation hereby applies for withdrawal of the above-referenced Registration Statement on Form S-4, which was initially filed with the Securities and Exchange Commission on June 29, 2007.

The Registration Statement was filed in contemplation of a merger of GS Energy Corporation with a wholly-owned subsidiary of GS AgriFuels Corporation, in which common stock of GS AgriFuels Corporation would be issued to the shareholders of GS Energy Corporation. However, the Boards of Directors of GS AgriFuels Corporation and GS Energy Corporation have agreed to abandon the merger, and have terminated the Merger Agreement. For that reason, GS AgriFuels Corporation wishes to withdraw the Registration Statement. The Registration Statement has not been declared effective, and none of the securities included in the Registration Statement have been sold in connection with the offering.

Please provide, by fax, a copy of the order granting withdrawal of the Registration Statement to our legal counsel, Robert Brantl (fax: 914-693-1807). If you have any questions with regard to this application for withdrawal, please contact Mr. Brantl at 914-693-3026.

                               GS AgriFuels Corporation

                               By: /s/ Tom Scozzafava
                               ------------------------------------------------
                                       Tom Scozzafava, Chief Executive Officer